Exhibit 3.8

“Approved”

by the Resolution of the Annual General Meeting

of Shareholders of JSC Kaspi.kz

(Minutes No. 1-23 dated “10” April 2023)

AMENDMENTS AND ALTERATIONS No. 7

TO THE CHARTER of JOINT-STOCK COMPANY Kaspi.kz

1. Sub-clause 19-1) of Clause 10.5. of the Charter shall be amended to read as follows:

“19-1) making a decision on the conclusion of a major transaction by the Company, as a result of which the Company acquires or alienates (may acquire or alienate) property having the value of fifty percent or more of the total book value of the Company’s assets as at the date of the decision on the transaction, which results (may result) in the acquisition or alienation of fifty or more percent of the total book value of the Company’s assets.

A major transaction shall mean:

–

a transaction or a combination of related transactions as a result of which the Company acquires or alienates (may acquire or alienate) the property having the value of twenty five percent or more of the total book value of the Company’s assets;

–

a transaction or a combination of related transactions as a result of which the Company may redeem its allocated securities or sell the Company’s redeemed securities at the rate of twenty-five percent or more of the total number of the allocated securities of one type;

–	any other transaction considered as a major one in accordance with the Company’s Charter.

The following transactions shall be recognised as interrelated:

–	several transactions which are entered into with one entity or with the group of affiliated between each other entities for the purpose of acquisition or alienation of the same property;

–	transactions executed by one agreement or by several agreements, which are interrelated;

–	other transactions which are recognised as interrelated by the Company’s Charter or Resolution of the General Meeting of Shareholders of the Company;”.